

January 5, 2011

Via U.S. Mail

Robert Holdsworth
Chief Executive Officer
Energy Edge Technologies Corporation
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

> **RE:** **Energy Edge Technologies**
> **Amendment No. 3 to Form S-1**
> **Filed December 21, 2010**
> **File No. 333-167853**

Dear Mr. Holdsworth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your response to comment two in our letter dated October 20, 2010, as well as your revised disclosure. As a result of these revisions, the legend required by Item 501(b)(10) no longer appears on the prospectus cover page (page 3 of the filing). Please revise the prospectus cover page to add back this legend. In addition, the prospectus cover page now spans two pages (pages 3 and 4 of the filing). Please revise the prospectus cover page so that it consists of only a single page. To accomplish this, you may wish to delete some of the textual disclosure that is not required by Item 501(b) and is disclosed elsewhere in the prospectus.

Dilution, page 19

2. You disclose above the table on page 19 that the net tangible book value per share prior to any new offerings is ($28.85) per share. In the table on page 19, you disclose that the net tangible book value per share prior to any new offerings is $0.02 per share. Please revise or advise.

Executive Compensation, page 28

3. Please update your executive compensation disclosure for your named executive officers and directors to cover all of your fiscal year ended December 31, 2010.

Security Ownership of Certain Beneficial Owners and Management, page 29

4. We note your response to comment 21 in our letter dated October 20, 2010, as well as your revised disclosure. Your revised disclosure does not comply with Item 403(b) of Regulation S-K. For example, you disclose that, as a group, your directors and executive officers beneficially own 39,200,000 shares, but you have two directors, Messrs. Holdsworth and Gerace, and you disclose they hold 30,200,000 and 400,000, respectively. Please revise your disclosure so that it provides the information required by Item 403(b).

Certain Relationships and Related Transactions, page 30

5. We note response to comment 22 in our letter dated October 20, 2010, as well as your revised disclosure. Your revised disclosure does not comply with Item 404(a) and (d) of Regulation S-K. For example, you do not provide the dollar value of the January 1, 2008 transaction. Please revise your disclosure so that it provides the information required by Item 404.

Selling Security Holders, page 30

6. We note response to comment 23 in our letter dated October 20, 2010. Please revise your disclosure to provide a cross-reference to the information in the notes to your financial statements about the transactions pursuant to which each of your selling security holders acquired their shares.

Plan of Distribution, page 36

7. We note response to comment 28 in our letter dated October 20, 2010. Please clarify for us whether it would be possible for Mr. Holdsworth to resell any of the 3,000,000 shares being registered for resale in this registration statement during the two-year offering period for the primary offering covered by the registration statement. If you do not believe such sales would be possible, please tell us why, identifying specifically any contractual restrictions or other enforceable legal bars

to such sales. If you believe such sales would be possible, please provide the information we requested previously in comment 28 in our letter dated October 20, 2010. Finally, we note that the scope of the risk factor you added in response to our comment is broad and is not tailored to the specific risks that would exist if Mr. Holdsworth was selling securities for his own account at the same time that he was selling securities for your account. To the extent necessary, please supplement your risk factor disclosure accordingly.

8. We note response to comment 29 in our letter dated October 20, 2010, but we are unable to locate the revised disclosure to which you refer. Please tell us where this disclosure appears.

Management's Discussion and Analysis or Plan of Operation, page 39

General

9. We have reviewed your response to comment 30 in our letter dated October 20, 2010. As previously requested, please discuss in detail the business reasons for the changes between periods in your financial statement line items for the year ended December 31, 2009 as compared to December 31, 2008. Please refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Results of Operations, page 40

10. We have reviewed your response to comment 31 in our letter dated October 20, 2010. As previously requested, please ensure the amounts presented in your discussion of results of operations agree to the amounts presented on the face of your statements of operations. For example, you disclose on page 41 that you recorded net income before income tax of $86,873 for the third quarter of 2009. This amount is actually your income from operations and not net income before income tax. In addition, you also disclose on page 41 that you recorded net income of $86,873 for the third quarter of 2010 as compared to net income of $56,049 for the same period in 2009. These amounts differ from the amounts presented on the face of your statements of operations. This is not meant to be an all-inclusive list of differences. Please revise accordingly.

Liquidity, page 42

11. We note your response to comment 30 in our letter dated October 20, 2010, as well as your revised disclosure. Please provide a discussion of your sources liquidity, as required by Items 303(a)(1) of Regulation S-K.

12. Please enhance your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors

necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Financial Statements for the Year Ended December 31, 2009

Balance Sheets, page 45

13. We have reviewed your response to comment 32 in our letter dated October 20, 2010. You now believe that the issuance of 29,998,500 shares to the founder for services rendered should be treated in a manner similar to a stock split due to the receipt of nominal consideration for the shares. As such, please retroactively reflect the issuance of these shares in your financial statements and disclosures throughout the filing. For example, you state on the face of your balance sheet that you only had 1,500 shares issued and outstanding as of December 31, 2009 and 2008. Please revise.

14. We have reviewed your response to comment 34 in our letter dated October 20, 2010. You have revised your statement of stockholders' deficit to move the retained earnings (deficit) to additional paid in capital, but you continue to present this amount as retained earnings (deficit) on the face of your balance sheet. Please revise your balance sheet to properly reflect the retained earnings (deficit) amount as additional paid in capital for the year ended December 31, 2009.

Financial Statements for the Period Ended September 30, 2010

General

15. Please address the above comments in your interim financial statements as well, as applicable.

Balance Sheets, page 54

16. We have reviewed your response to comment 37 in our letter dated October 20, 2010. The column heading of your September 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2009 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the December 31, 2009 balance sheet amounts are audited. Please revise.

Item 16. Exhibits, page 68

17. We note your response to comment 40 in our letter dated October 20, 2010, particularly your stated intention to request confidential treatment pursuant to Rule 406 under the Securities Act for your insurance agreement with Lloyds.

Please note that confidential treatment is generally only appropriate for specific provisions within an agreement and is inappropriate for entire agreements. Please refer to the guidance in Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance's views regarding the proper preparation of a request for confidential treatment. Accordingly, as previously requested, please file as an exhibit to the registration statement the fully executed insurance agreement that you have entered into with Lloyds. In addition, please tell us when you intend to submit your application for confidential treatment.

<u>Exhibit 5.1</u>

18. Please have counsel revise its opinion to reflect the reduction in the number of shares being registered for resale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David M. Rees (via facsimile at 801-355-5005)